SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

THROUGH February 21, 2008

(Commission File No. 1-32826)

TAM S.A.
(Exact name of Registrant as specified in its Charter)

Av. Jurandir, 856 – Lote 4, 1° andar
04072-000 São Paulo, São Paulo
Federative Republic of Brazil
(Address of Regristrant's principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F ______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______ No ___X___

If "Yes" is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b):

PRESS RELEASE	February 21, 2008

TAM Announces Guidelines to Repositioning its Brand

The Company, leader in operations in the southern hemisphere, underscores the importance of the Spirit to Serve in positioning the company as one of the main players in the global aviation market

São Paulo, February 21, 2008 – TAM Linhas Aereas (Bovespa: TAMM4 and NYSE: TAM) today announces its policy for managing its brand to make it one of the leading companies in the global aviation market. "This is an extremely important moment for the company -- one in which we are reaffirming an important commitment to our customers," said TAM's Chief Executive Officer Captain David Barioni Neto.

TAM's Mission and Vision have been renewed. The main point of the new measure is the passion for aviation and the concept of the Spirit to Serve. "This project originated in the indomitable spirit of our founder, the unforgettable Captain Rolim Amaro, who emphasized the motto 'At Your Service'," Mr. Barioni said. "To this, we are adding our current objectives -- to improve excellence of service, operating excellence and the way in which the company is managed."
Along with consolidating leadership in the Brazilian market, TAM has also recently assumed operating leadership in the southern hemisphere, according to a study by the consulting firm, Bain & Company. The study highlights an average of 21,800 operations/month and passengers volume of 2.251 million/month in the last year.

More than 22,000 TAM employees have played an important part in the process that has redefined the company's Mission. The Mission aims to ensure that TAM will be "the traveler's preferred airline and operate in a happy way, showing creativity, respect and responsibility." Its Vision will be: "Working with the Spirit to Serve makes people happier."

The Vice President of Personnel Management and Knowledge, Guilherme Cavalieri, said: "No change in management policy can be made without the support of our colleagues, who are the foundation of our work. The branding is the result of a long project in which we are reclaiming our values. The proactive nature of the leadership and excellence of the service will lead to a constant pursuit of the best service and products for our customers." TAM is currently developing an internal campaign with all its employees.

The branding study was conduted by Thymus, the company of businessman Ricardo Guimaraes. "Thymus began working with us in September 2006 and made a complete analysis of the company's essence to adapt it to the present market conditions," said Manoela Amaro, TAM's Marketing Director.

The new logo was created by the agencies Y&R of the Newcomm Group, and Dezign com Z. Y&R is also responsible for the institutional advertising campaign. The first commercial will be aired on Friday, February 22.

The public will begin noticing the changes in the company's visual communication at TAM agencies, check-in counters and locations at the Congonhas and Guarulhos airports and the company's offices in Sao Paulo.

"The change in our visual identity goes beyond being just an aesthetic point. The new blue curved lines bring change in culture and behavior, and put a human face on our long, upward path that has always been linked to a passion for flying," said Maria Claudia Amaro, President of TAM's Board of Directors.

Investor Relations:	Press Agency Contact:
Phone: (55) (11) 5582-9715	Phone: (55) (11) 5582-8167
Fax: (55) (11) 5582-8149	Fax: (55) (11) 5582-8155
invest@tam.com.br	tamimprensa@tam.com.br
www.tam.com.br/ir	MVL Comunicação
Phone: (55) (11) 3594-0302 / 0304 / 0305

About TAM:
TAM Linhas Aereas (www.tam.com.br) has been domestic market leader for more than four years, and closed the month of January 2008 with a 48.6% market share. The company flies to 45 destinations in Brazil. With commercial agreements signed with regional companies, it reaches 82 different destinations nationwide. TAM’s market share among Brazilian companies operating international airlines was 67% in January. Operations abroad include direct flights to eleven destinations: New York and Miami (USA), Paris (France), London (England), Milan (Italy), Frankfurt (Germany), Madrid (Spain), Buenos Aires (Argentina), Santiago (Chile), Caracas (Venezuela) and Montevideo (Uruguay). With TAM Mercosur, it also serves Asuncion and Ciudad del Este (Paraguay), Cordoba (Argentina), Santa Cruz de la Sierra and Cochabamba (Bolivia), among other South American cities. It has code-share agreements with international companies, allowing for the sharing of seats on flights with international companies, enabling passengers to travel to 62 other destinations in the USA, South America and Europe. A pioneer in Brazil’s airline industry with the launch of its Programa Fidelidade frequent flyer program, TAM today has more than 4.5 million members and has issued more than 5,2 million tickets redeemed with frequent flyer points.

SIGNATURE

            Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: February 21, 2008

TAM S.A.

By:	/S/ Libano Miranda Barroso
Name: Libano Miranda Barroso Title: Chief Financial Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.